Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2017

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Index

Interim Condensed Consolidated Statement of Financial Position	3
Interim Condensed Consolidated Statement of Comprehensive Income	5
Interim Condensed Consolidated Statement of Changes in Equity	7
Interim Condensed Consolidated Statement of Cash Flows	9
Notes to Interim Condensed Consolidated Financial Statements	11

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of March 31, 2017	As of December 31, 2016
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	8	$397,308	$375,753
Restricted cash	8	5,862	5,371
Accounts receivable, net of provision for doubtful accounts	9	301,193	313,868
Accounts receivable from related parties	10	20,870	19,283
Expendable spare parts and supplies, net of provision for obsolescence		91,881	82,362
Prepaid expenses		63,261	59,725
Deposits and other assets	11	170,573	160,124

Total current assets		1,050,948	1,016,486
Non-current assets:
Available-for-sale securities		117	76
Deposits and other assets	11	153,246	174,033
Accounts receivable, net of provision for doubtful accounts	9	98,744	92,048
Intangible assets		412,072	412,918
Deferred tax assets		13,691	5,845
Property and equipment, net	12	4,709,390	4,649,929

Total non-current assets		5,387,260	5,334,849

Total assets		$6,438,208	$6,351,335

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of March 31, 2017	As of December 31, 2016
		(Unaudited)	(Audited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	13	$449,451	$406,739
Accounts payable		498,049	493,106
Accounts payable to related parties	10	6,270	9,072
Accrued expenses		170,640	138,797
Provisions for legal claims	22	19,964	18,516
Provisions for return conditions		21,779	53,116
Employee benefits		41,907	39,581
Air traffic liability		556,426	521,190
Other liabilities		3,074	11,085

Total current liabilities		1,767,560	1,691,202
Non-current liabilities:
Long-term debt	13	2,847,565	2,867,496
Accounts payable		2,994	2,734
Provisions for return conditions		146,725	120,822
Employee benefits		138,204	115,569
Deferred tax liabilities		22,181	20,352
Air traffic liability		97,736	98,088
Other liabilities non-current		13,916	14,811

Total non-current liabilities		3,269,321	3,239,872

Total liabilities		5,036,881	4,931,074

Equity:
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid-in capital on common stock		234,567	234,567
Additional paid-in capital on preferred stock		469,273	469,273
Retained earnings and OCI reserves		524,327	544,681
Revaluation		27,365	27,365

Total equity attributable to the Company		1,380,155	1,400,509
Non-controlling interest		21,172	19,752

Total equity		1,401,327	1,420,261

Total liabilities and equity		$6,438,208	$6,351,335

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the three months ended March 31,
	Notes	2017	2016
		(Unaudited)
Operating revenue:
Passenger		$862,274	$791,827
Cargo and other		205,422	213,128

Total operating revenue	4	1,067,696	1,004,955
Operating expenses:
Flight operations		14,190	12,658
Aircraft fuel		225,530	165,717
Ground operations		107,754	101,394
Aircraft rentals		78,030	79,596
Passenger services		40,857	35,550
Maintenance and repairs		66,084	73,007
Air traffic		59,436	50,015
Sales and marketing		127,862	155,854
General, administrative and other		42,647	40,545
Salaries, wages and benefits		166,909	155,349
Depreciation and amortization		69,787	63,023

Total operating expenses		999,086	932,708

Operating profit		68,610	72,247
Interest expense		(41,395)	(46,562)
Interest income		2,265	3,521
Derivative instruments		1,921	(735)
Foreign exchange	6	(5,265)	(17,417)

Profit before income tax		26,136	11,054
Income tax expense – current	20	(11,677)	(8,513)
Income tax expense – deferred	20	6,065	660

Total income tax expense		(5,612)	(7,853)

Net profit for the period		$20,524	$3,201

Basic and diluted earnings per share	14
Common stock		$0.021	$0.003
Preferred stock		$0.021	$0.003

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the three months ended March 31,
	Notes	2017	2016
		(Unaudited)
Net profit for the period		$20,524	$3,201
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	15
Actuarial losses		(22,310)	(5,941)
Income tax		(279)	667

		(22,589)	(5,274)
Items that will be reclassified to profit or loss in future periods:	15
Effective portion of changes in fair value of hedging instruments		(8,628)	3,094
Net change in fair value of available-for-sale securities		159	—

		(8,469)	3,094

Other comprehensive (loss), net of income tax		(31,058)	(2,180)

Total comprehensive (loss) income net of income tax		(10,534)	1,021
Profit attributable to:
Equity holders of the parent		10,704	(3,374)
Non-controlling interest		9,820	6,575

Net profit for the period		20,524	3,201
Total comprehensive (loss) income attributable to:
Equity holders of the parent		(20,354)	(5,554)
Non-controlling interest		9,820	6,575

Total comprehensive (loss) income for the period		$(10,534)	$1,021

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the three months ended March 31, 2017
		Common stock		Preferred stock		Additional paid-in capital				Equity attributable to equity holders of the parent	Non- controlling interest
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation	Retained earnings and OCI reserves			Total equity
Balance at December 31, 2016 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$544,681	$1,400,509	$19,752	$1,420,261
Net profit		—	—	—	—	—	—	—	10,704	10,704	9,820	20,524
Other comprehensive loss for the period	15	—	—	—	—	—	—	—	(31,058)	(31,058)	—	(31,058)
Dividends paid to minority shareholding	25	—	—	—	—	—	—	—	—	—	(8,400)	(8,400)

Balance at March 31, 2017 (unaudited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$524,327	$1,380,155	$21,172	$1,401,327

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the three months ended March 31, 2016
		Common stock		Preferred stock		Additional paid-in capital				Equity attributable to equity holders of the parent	Non- controlling interest
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation	Retained earnings and OCI reserves			Total equity
Balance at December 31, 2015 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$18,394	$507,132	$1,353,989	$18,646	$1,372,635
Net profit		—	—	—	—	—	—	—	(3,374)	(3,374)	6,575	3,201
Other comprehensive loss for the period	15	—	—	—	—	—	—	—	(2,180)	(2,180)	—	(2,180)
Dividends paid to minority shareholding	25	—	—	—	—	—	—	—	—	—	(5,400)	(5,400)

Balance at March 31, 2016 (unaudited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$18,394	$501,578	$1,348,435	$19,821	$1,368,256

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the three months ended March 31,
	2017	2016
	(unaudited)
Cash flows from operating activities:
Net profit for the period	$20,524	$3,201
Adjustments for:
Depreciation and amortization	69,787	63,023
Share-based payment expense (income)	739	(36)
Loss on disposal of assets	3,851	2,566
Fair value adjustment of financial instruments	(1,913)	760
Interest income	(2,265)	(3,521)
Interest expense	41,395	46,562
Deferred tax	(6,065)	(660)
Current tax	11,677	8,513
Currency translation	5,265	17,417
Changes in:
Accounts receivable	22,718	(32,876)
Expendable spare parts and supplies	(9,519)	(2,484)
Prepaid expenses	(3,536)	(1,068)
Deposits and other assets	14,002	6,094
Accounts payable and accrued expenses	(2,671)	7,318
Air traffic liability	35,541	(9,117)
Provisions for return conditions	(5,910)	6,332
Employee benefits	(3,442)	(1,600)
Income tax paid	(10,377)	(9,783)

Net cash flows provided by operating activities	179,801	100,641
Cash flows from investing activities:
Restricted cash	(323)	9,161
Interest received	1,431	1,884
Advance payments on aircraft purchase contracts	(40,208)	(34,485)
Acquisition of property and equipment	(41,337)	(49,394)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the three months ended March 31,
	2017	2016
	(unaudited)
(Investment in) redemption of certificates of bank deposits	(8,950)	26,628
Acquisition of intangible assets	(4,533)	(1,252)
Proceeds from sale of property and equipment	29,376	12,877
Adquisition of investments	(2)	(2)

Net cash flows used in investing activities	(64,546)	(34,583)
Cash flows from financing activities:
Proceeds from loans and borrowings	20,215	34,291
Repayments of loans and borrowings	(78,793)	(94,066)
Dividends paid to minority shareholding	(8,400)	(5,400)
Interest paid	(26,923)	(25,886)

Net cash flows used in financing activities	(93,901)	(91,061)
Net increase (decrease) in cash and cash equivalents	21,354	(25,003)
Net foreign exchange difference	201	(1,160)
Cash and cash equivalents at beginning of period	375,753	479,381

Cash and cash equivalents at end of period	$397,308	$453,218

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows: on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding S.A. and on March 3, 2011 the Company changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013, the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares in the New York Stock Exchange (NYSE) and is listed as AVH.

The Company, through its subsidiaries, is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Copa Airlines, Satena, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa, Eva Airways, Etihad Airways, TAME, Sirver Airways and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) and Aerogal are members of Star Alliance which give customers access to the routes, destinations and services of the Star Alliance network.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Company performs ground operations for third-party airlines.

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. named LifeMiles. LifeMiles is designed to retain customers and increase loyalty by offering incentives, among others, to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, the customer earns miles by flying through its air partners, including Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights or other partners’ products or services. Customers may redeem their awards through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

As of March 31, 2017 and December 31, 2016, Avianca Holdings S.A. had a total fleet consisting of:

	March 31, 2017			December 31, 2016
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A318	9	1	10	—	10	10
Airbus A319	23	6	29	23	7	30
Airbus A320	34	28	62	34	28	62
Airbus A321	5	6	11	5	6	11
Airbus A300F-B4F	6	—	6	5	—	5
Airbus A330	1	8	9	1	8	9
Airbus A330F	6	—	6	6	—	6
Boeing 787	6	5	11	6	4	10
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	13	—	13	13	—	13
Embraer E-190	10	2	12	10	2	12
ATR 42	2	—	2	2	—	2
ATR 72	15	—	15	15	—	15

	132	56	188	122	65	187

(2)	Basis of preparation

(a) Statement of compliance

The Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2016.

These Interim Condensed Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

The Interim Condensed Consolidated Financial Statements of the Company for the three months ended March 31, 2017 were prepared and submitted by Management and authorized for issue by the Audit Committee on May 10, 2017.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(b) Basis of measurement

The Interim Condensed Consolidated Financial Statements have been prepared on the historical cost basis, except certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

(c) Functional and presentation currency

These Interim Condensed Consolidated Financial Statements are presented in US Dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

(d) Use of estimates and judgments

The preparation of the Interim Condensed Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Interim Condensed Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 65 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required adjustments.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 70 aircraft from the A320, A330, ATR and B787 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Interim Condensed Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Interim Condensed Consolidated Financial Statements within the next financial year:

•	The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings primarily in Bogota, Medellín, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine the fair value of these assets as of December 31, 2016 and 2015. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non–financial assets at each reporting date. Flight equipment, goodwill and indefinite–lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

•	The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•	The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences. Breakage represents the sale of miles that are expected to expire unused based on historical data and experience. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns.

•	Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Company incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Company is entitled to receive compensation from the lessor. The Company accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the Interim Condensed Consolidated Statement of Comprehensive Income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(3)	New Standards, interpretations, and amendments adopted by the Company

(3.1)	Amendments to IFRSs that are mandatorily effective for the current year

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2016, except for the adoption of new standards effective as of 1 January 2017. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these amendments apply for the first time in 2017, they do not have a material impact on the interim condensed consolidated financial statements of the Group. The nature and the impact of each amendment is described below:

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Group is not required to provide additional disclosures in its condensed interim condensed consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended December 31, 2017.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognised Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognised in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

The Group applied the amendments retrospectively. However, their application has no effect on the Group’s financial position and performance as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(3.2)	Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments (2)

IFRS 15	Revenue from contracts with Customers (and the related clarifications) (2)

IFRS 16	Leases (3) Amendments to IFRS 2-Classification and Measurement of share based payment transactions (2)

Amendments to IFRS 10 and IAS 28	Sale or contribution of Assets between an Investor and its associate or joint venture (4)

Amendment to IAS 7	Disclosure Initiative (1)

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (1)

(1)	Effective for annual periods beginning on or after January 1, 2017, with earlier application permitted.
(2)	Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.
(3)	Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.
(4)	Effective for annual periods beginning on or after a date to be determined

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for the financial instruments project: classification and measurement; impairment; and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group plans to adopt the new standard on the required effective date. The Group expects no significant impact on its balance sheet and equity, nevertheless the Company is analyzing the impact of this standard.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

IFRS 15 Revenue from contracts with customers

IFRS 15 “Revenue from contracts with customers”; in force for periods beginning on or after January 1, 2018. This standard establishes a new five-step model that will be applied to revenue from customer contracts. Revenue is recognized at an amount that reflects the amount that an entity expects to receive as consideration for such goods or services and at the time the execution obligations associated with those goods or services are satisfied.

AVH has launched a project to identify revenue flows across the Group and to analyze them using the five-step model.

At this moment, the Group anticipates that the adoption of IFRS 15 will lead to the following major changes in revenue accounting:

•	Changes in the gross or net presentation of revenue arising from the revision of the terms and conditions of certain transactions carried out by the operating companies, in the case in which they could be identified as the principal or agent.

•	A change in the time at which certain auxiliary revenues are recognized, to coincide with the principal execution obligations associated with the services provided;

•	Reclassification of some auxiliary revenues that are currently being presented as other revenues, to passenger revenues.

The Group should adopt this standard as of January 1, 2018 and is currently assessing whether it chooses to apply it fully retroactively or applying the transition method to the cumulative effect of the initial application. The Group is assessing the effects in the financial performance or financial position after the adoption of this standard.

IFRS 16 Leases

This standard requires that lessees recognize all leases in a similar way to finance leases under IAS 17 Leases. The standard includes two exceptions to this recognition, leases of assets (1) low value (e.g. personal computers) and (2) short-term contracts (less than 12 months). The lessor recognizes from the beginning of the lease, the asset that represents the right to use and the payments liability to be made. Meanwhile, the interest expense is recorded separately to depreciation.

Recognition requirements for the lessor have no relevant changes compared to IAS 17.

Some key metrics could be affected: EBIT, debt covenants, financial and debt indicators, as well as the presentation of cash flows, which would be presented as financing activities and not as operating activities.

Effective date for annual periods beginning on or after January 1, 2019 onwards, early application is permitted, but not before applying IFRS 15 Revenue from contracts with customers. The Company is analyzing the impact of this standard and plans to adopt it on the required effective date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Group is assessing the potential effect of the amendments on its consolidated financial statements.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. Application of the amendments will result in additional disclosures provided by the Group.

IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognised in the opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact. These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have any impact on the Group.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(4)	Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. For management purposes, the Company has two reportable segments, as follows:

Air transportation: Corresponds to passenger and Cargo operating revenues on scheduled flights and freight transport, respectively, including flights operated by other airlines under code-sharing agreements.

Loyalty: Corresponds to the coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

No operating segments have been aggregated to form the above reportable operating segments.

Starting July 31, 2015, the Board of Directors has monitored the operating results of the Company’s business units separately for the purpose of making decisions about resource allocation and performance assessment.

The Company’s revenues by business segment for the period ended March 31, 2017 are as follows:

	For the three months ended March 31, 2017
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Revenue
External customers	$1,001,416	$66,280	$—	$1,067,696
Inter-segment	21,991	866	(22,857)	—

Total revenue	1,023,407	67,146	(22,857)	1,067,696
Cost of loyalty rewards	15,803	34,083	(19,933)	29,953
Operating expenses	894,541	7,729	(2,924)	899,346
Depreciation and amortization	69,774	3,207	(3,194)	69,787
Interest expense	41,345	50	—	41,395
Interest income	394	(2,659)	—	(2,265)
Derivative instruments	(1,921)	—	—	(1,921)
Foreign exchange	5,284	(19)	—	5,265
Income tax expense	5,091	521	—	5,612

Net (loss) profit for the period	$(6,904)	$24,234	$3,194	$20,524

Total Assets	$6,408,330	$242,304	$(212,426)	$6,438,208

Total Liabilities	$4,940,472	$221,898	$(125,489)	$5,036,881

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the period ended March 31, 2016 are as follows:

	For the three months ended March 31, 2016
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Revenue
External customers	$949,556	$55,399	$—	$1,004,955
Inter-segment	27,672	215	(27,887)	—

Total revenue	977,228	55,614	(27,887)	1,004,955
Cost of loyalty rewards	15,558	28,426	(24,887)	19,097
Operating expenses	849,836	3,752	(3,000)	850,588
Depreciation and amortization	63,023	3,194	(3,194)	63,023
Interest expense	46,541	21	—	46,562
Interest income	(3,383)	(138)	—	(3,521)
Derivative instruments	735	—	—	735
Foreign exchange	17,418	(1)	—	17,417
Income tax expense	7,408	445	—	7,853

Net (loss) profit for the period	$(19,908)	$19,915	$3,194	$3,201

Total Assets	$6,332,693	$195,764	$(173,959)	$6,354,498

Total Liabilities	$4,888,902	$171,585	$(74,245)	$4,986,242

(1)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles B.V., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Company’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The Company’s revenues from external customers by geographic area for the periods ended March 31, 2017 and 2016 are as follows:

	For the three months ended March 31,
	2017	2016
North America	$135,190	$136,232
Central America and the Caribbean	116,625	117,314
Colombia	460,998	414,766
South America (not including Colombia)	243,220	212,180
Other	111,663	124,463

Total operating revenue	$1,067,696	$1,004,955

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(5)	Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, April and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

(6)	Foreign exchange

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency, and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the three months ended March 31, 2017 and 2016, the Company recognized a net loss of $5,265 and $17,417, respectively.

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds. For the three months ended March 31, 2017, the Company recognized a net loss of $3,575, primarily as a result of the appreciation of the Colombian Peso against the US Dollar of 4.0% when compared to the exchange rate as of December 31, 2016.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds. For the three months ended March 31, 2016, the Company recognized a net loss of $15,969, primarily as a result of the appreciation of the Colombian Peso against the US Dollar of 4.0% when compared to the exchange rate as of December 31, 2015.

As of March 31, 2017 given the lack of repatriations at the official exchange rates, the Company valued its cash balances held in Venezuela at the DICOM exchange rate of 709.4 VEF per 1.00 USD, which is the exchange rate available for the Company at the reporting date. Accordingly, as of March 31, 2017 the carrying amount of cash balances held in Venezuela of $612 have been classified as follows: $369 as cash and cash equivalents, which is expected to be use over the next three months as part of the normal operations in Venezuela and $243 as short-term restricted cash, which is expected to be used in the following 9 months.

As of December 31, 2016 given the lack of repatriations at the official exchange rates, the Company valued its cash balances held in Venezuela at the DICOM exchange rate of 673.8 VEF per 1.00 USD, which is the exchange rate available for the Company at the reporting date. Accordingly, as of December 31, 2016 the carrying amount of cash balances held in Venezuela of $1,463 have been classified as follows: $1,260 as cash and cash equivalents, which is expected to be use over the next three months as part of the normal operations in Venezuela and $203 as short-term restricted cash, which is expected to be used in the following 9 months.

(7)	Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by the Social Security Institute and private pension funds. Plan assets are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The discount rate indexed by Colombian Government bonds was 6.72% and 7.46% as of March 31, 2017 and December 31, 2016, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of March 31, 2017 and 2016 and December 31, 2016 are as follows:

	March 31, 2017	December 31, 2016	March 31, 2016
Cash on hand and bank deposits	$385,872	$365,610	$449,941
Demand and term deposits	11,436	10,143	3,277

Cash and cash equivalents	397,308	375,753	453,218
Restricted cash	5,862	5,371	3,794

Cash and cash equivalents and restricted cash	$403,170	$381,124	$457,012

As of March 31, 2017 and December 2016 cash equivalents amounted to $11,436 and $10,143, respectively. The use of the term deposits depends on the cash requirements of the Company. As of March 31, 2017 term deposits bear annual interest rates ranging between 5.27% and 8.66% for balances in Colombian Pesos and between 0.20% and 6.50% for balances in US Dollars. As of December 31, 2016, term deposits bear annual interest rates ranging between 6.66% and 11.97% for balances in Colombian Pesos and between 0.20% and 6.50% for balances in US Dollars.

As of March 31, 2017 the carrying amount of cash balances held in Venezuela of $369 and $243 have been classified as cash and cash equivalents, and restricted cash, respectively. As of December 31, 2016 the carrying amount of cash balances held in Venezuela of $1,260 and $203 have been classified as cash and cash equivalents, and restricted cash, respectively. (see note 6).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(9)	Accounts receivables, net of provision for doubtful accounts

Receivables as of March 31, 2017 and December 31, 2016 are as follows:

	March 31, 2017	December 31, 2016
Trade	$193,961	$206,229
Indirect tax credits (1)	194,629	184,114
Manufacturer credits	9,933	13,216
Employee advances (2)	5,937	5,138
Other	9,362	10,475

	$413,822	$419,172
Less provision for doubtful accounts	(13,885)	(13,256)

Total	$399,937	$405,916

Net current	$301,193	$313,868
Net non-current	98,744	92,048

Total	$399,937	$405,916

(1)	Corresponds mainly, to tax credit of income tax, VAT, withholding tax credits and advances of ICA, advances and prepayments income of CREE and advance payments for departure rates.
(2)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	March 31, 2017	December 31, 2016
Balance at beginning of the period	$13,256	$13,314
Bad debt expense	1,185	2,966
Write-offs against the allowance	(556)	(3,024)

Balance at end of the period	$13,885	$13,256

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties and key management compensation expenses

The following is a summary of related party transactions for the periods ended March 31, 2017, 2016 and December 31, 2016:

Company	Country	March 31, 2017				December 31, 2016		March 31, 2016
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$13,200	$—	$206	$—	$12,993	$—	$192	$—
OceanAir Linhas Aéreas, S.A.	Brazil	4,718	2,244	4,700	4,493	3,395	2,623	8,157	5,798
Synergy Group Corp	Brazil	1,214	—	—	—	1,165	—	—	—
Aerovias Beta Corp.	Panama	977	—	—	—	977	—	—	—
Synergy Aerospace Corp.	Panama	512	1,262	—	22	512	1,262	—	—
Aeromantenimiento, S.A.	El Salvador	45	1,445	—	625	56	2,561	—	2,299
Empresariales S.A.S.	Colombia	9	671	—	1,784	9	1,104	—	2,754
Transportadora del Meta S.A.S.	Colombia	2	235	4	726	17	1,039	—	3,350
Corp. Hotelera Internacional., S.A.	El Salvador	—	133	—	292	—	93	—	100
Other		193	280	12	733	159	390	5	638

Total		$20,870	$6,270	$4,922	$8,675	$19,283	$9,072	$8,354	$14,939

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of March 31, 2017 amounted to $13,200, consisting of $12,854 of principal and $346 of accrued interest. The debt bears an interest equal to 90 days LIBOR plus 550 basis points. The deadline for payment of the obligation, principal and accrued interest is on October 31, 2017.

Receivable balances as of March 31, 2017 from OceanAir Linhas Aéreas, S.A., include an amount of $3,537 past due which relates to payments from aircraft leases and other services.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

OceanAir Linhas Aéreas, S.A.	The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 23). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

Synergy Group Corp	Avianca S.A and Synergy Group Corp made a negotiation to acquire a group of properties known as ¨Lote de Escritorio¨. Avianca made the payment to Synergy Group Corp of 100% of this purchase, so it acquired directly these properties, but at the moment of its writing, one of these properties had a problem of registration, so it is maintained in an account receivable from Synergy Group Corp and has not been recognized as a fixed asset, until the writing process is completed.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services
Aerovias Beta Corp.	The accounts receivables balance relates to amount owed to Latin Airways Corp. arising from the Aerovias Beta Corp. spinoff, which gave rise to Latin Airways Corp.

Synergy Aerospace Corp.

The receivables amount corresponds to aircraft engine reserves and maintenance contracts. The payable amount originates in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

Avianca Holdings S.A. signed a purchase agreement assignments and take delivery of certain aircraft which were originally purchased by Synergy Group. This agreement originates in certain obligations signed on December 30, 2010 and amended subsequently on December 30, 2011 and on February 28, 2012.

Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Corp. Hotelera Internacional., S.A.	Accommodation services for crew and employees of the Company.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the three months ended March 31, 2017 and 2016 amounted to $6,860 and $6,626, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(11)	Deposits and other assets

Deposits and other assets as of March 31, 2017 and December 31, 2016 are as follows:

	Notes	March 31, 2017	December 31, 2016
Short term:
Deposits with lessors (1)		$111,938	$121,173
Investments (2)		44,382	16,598
Guarantee deposits (3)		1,979	1,931
Others (4)		1,735	1,547

Sub-Total		160,034	141,249
Fair value of derivative instruments	16, 17	10,539	18,875

Total		$170,573	$160,124

Long term:
Deposits with lessors (1)		$95,708	$84,067
Investments – restricted (2)		17,520	36,355
Guarantee deposits (3)		7,706	6,824
Others (4)		26,978	39,325

Sub-Total		$147,912	$166,571
Fair value of derivative instruments	16, 17	5,334	7,462

Total		$153,246	$174,033

(1)	Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(2)	Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Company´s Investment Policy. Otherwise, it will be classified as long-term.
(3)	Correspond mainly to amounts paid to suppliers in connection with leasehold of airport facilities, among other service agreements.
(4)	Other includes compensations for return conditions and other deferred charges.

(12)	Property and equipment, net

During the three months ended March 31, 2017, the Company acquired ten aircraft consisting of nine A318 (all of which were previously operated under operating lease) and one A300F-B4F. In addition, the Company paid prepaid payments (“PDPs”) and purchased rotable spare parts.

As of March 31, 2017 and 2016, the Company capitalized borrowing costs amounting to $3,845 at an average interest rate of 7.79% and $5,198 at an average interest rate of 8.02%, respectively.

During the three months ended March 31, 2016, the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts.

As of March 31, 2017 a total amount of $9,538 has been recognized as property and equipment in the course of construction, which corresponds to the purchase of a flight simulator to be used in the new Center of Operational Excellence Building (CEO) built in Bogotá. The project has an estimated cost of $9,643 including installation, duties and taxes. The installation date is estimated to be at the end of April 2017.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2016 and March 31, 2017:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other property and equipment	Total
Gross:
December 31, 2016	$4,450,572	$383,434	$203,545	$215,097	$158,777	$274,872	$5,686,297
Additions	79,469	25,630	3,831	40,208	151	7,810	157,099
Disposals/Transfers	(226)	(504)	(2,589)	(31,395)	—	(1,047)	(35,761)

March 31, 2017	$4,529,815	$408,560	204,787	$223,910	$158,928	$281,635	$5,807,635

Accumulated depreciation:
December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368
Additions	36,331	19,453	2,523	—	648	5,453	64,408
Disposals/Transfers	(900)	—	(1,066)	—	225	(790)	(2,531)

March 31, 2017	$688,846	$210,049	$63,946	$—	$10,279	$125,125	$1,098,245

Net balances:
December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

March 31, 2017	$3,840,969	$198,511	$140,841	$223,910	$148,649	$156,510	$4,709,390

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2015 and March 31, 2016:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other property and equipment	Total
Gross:
December 31, 2015	$4,338,823	$386,043	$162,413	$279,682	$80,740	$300,198	$5,547,899
Additions	29	27,373	2,759	34,485	—	19,233	83,879
Disposals/Transfers	(3,044)	(14,351)	(3,361)	(17,125)	14,295	1,158	(22,428)

March 31, 2016	$4,335,808	$399,065	$161,811	$297,042	$95,035	$320,589	$5,609,350

Accumulated depreciation:
December 31, 2015	$578,262	$240,765	$25,686	$—	$10,669	$93,171	$948,553
Additions	36,153	13,812	1,542	—	403	5,823	57,733
Disposals/Transfers	(635)	(6,381)	(1,951)	—	(2,234)	1,662	(9,539)

March 31, 2016	$613,780	$248,196	$25,277	$—	$8,838	$100,656	$996,747

Net balances:
December 31, 2015	$3,760,561	$145,278	$136,727	$279,682	$70,071	$207,027	$4,599,346

March 31, 2016	$3,722,028	$150,869	$136,534	$297,042	$86,197	$219,933	$4,612,603

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(13)	Long–term debt

Loans and borrowings, measured at amortized cost, as of March 31, 2017 and December 31, 2016 are summarized as follows:

	Notes	March 31, 2017	December 31, 2016
Current:
Short–term borrowings and current portion of long–term debt		$418,624	$377,149
Bonds		30,827	29,590

	19	$449,451	$406,739

Non–current:
Long–term debt		$2,236,958	$2,259,459
Bonds		610,607	608,037

	19	$2,847,565	$2,867,496

Terms and conditions of the Company’s outstanding obligations for years ended March 31, 2017 and December 31, 2016 are as follows:

		March 31, 2017
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2018	4.09%	$84,377	$84,152
Long–term debt	2028	3.51%	3,988,958	2,571,430
Bonds–Colombia	2019	11.97%	92,482	92,482
Bonds– Luxembourg	2020	7.95%	550,000	548,952

Total			$4,715,817	$3,297,016

		December 31, 2016
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2017	4.20%	$64,060	$62,302
Long–term debt	2028	3.41%	3,938,372	2,574,306
Bonds–Colombia	2019	12.96%	88,769	88,770
Bonds– Luxembourg	2020	7.95%	550,000	548,857

Total			$4,641,201	$3,274,235

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts are denominated in Euros.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The outstanding long term debt balance of the Company as of March 31, 2017 and December 31, 2016 were $2,218,472 and $2,218,509, respectively. These outstanding balances of long-term debt include borrowings from various financial institutions to finance aircraft acquisitions. Most of these are loans guaranteed by Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowings and long-term debt with various financial institutions for working capital purposes amounting to $437,110 and $418,100, respectively.

During 2017, the Company obtained $75,551 under loans in order to finance the purchase of nine A318 aircraft. The Company also obtained $20,215 for general working capital purposes.

During 2016, the Company obtained $154,049 through a private placement vehicle issuing guaranteed notes and loans in order to finance the purchase of one B787 and two A319 aircraft, financed two CESSNA aircraft totalling $3,649 and issued in Euro a USD equivalent of $57,308 to refinance five ATR-72 aircraft trought an ECA guaranteed bond take out loan. The Company also obtained $19,527 for general working capital purposes.

On May 10, 2013, the Company issued $300,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under theU.S. Securities Act of 1933, as amended. The senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013

On Apr 8, 2014, the Company completed a second issuance of $250,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi–annually in arrears on May 10 and November 10, beginning on May 10, 2014. The placement price for the second issuance was 104.50%.

As of March 31, 2017 and December 31, 2016 the subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co–issuers on $550,000 in aggregate principal amount.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans american Airlines S.A. Avianca Leasing LLC’s obligations as a co–issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovías del Continente Americano S.A.–Avianca, in an amount equal to $366,667. The Notes and guarantees are senior unsecured obligations of the co–issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Senior Notes or the guarantees.

The Company, Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co–issuers, listed the Senior Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2016 and 2015, the Senior Notes outstanding and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	March 31, 2017	December 31, 2016
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$548,952	$548,857

			$548,952	$548,857

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Trans American Airlines S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

As of March 31, 2017 and December 31, 2016, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of
			March, 31 2017		December 31, 2016
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series C	266,370	266,370	$92,482	266,370	$88,770

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

As of March 31, 2017 and December 31, 2016, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $83,410 and $84,422, respectively. As of March 31, 2017 and December 31, 2016, there were $3,290 and $22,840, unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Future payments on long–term debt for the years ended March 31, 2017 and December 31, 2016 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
March 31, 2017	$334,472	$360,203	$336,321	$323,348	$1,217,086	$2,571,430

December 31, 2016	$314,848	$354,709	$331,633	$319,895	$1,253,221	$2,574,306

Future payments on bonds for the years ended March 31, 2017 and December 31, 2016 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
March 31, 2017	$30,827	$30,053	$30,439	$550,115	$—	$641,434

December 31, 2016	$29,590	$28,815	$29,202	$550,020	$—	$637,627

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(14)	Earnings per share

The calculation of basic earnings per share at March 31, 2017 and 2016 is as follows:

	March 31, 2017	March 31, 2016
Net profit attributable to Avianca Holdings S.A.	$20,524	$3,201

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187

Basic and diluted profit per share
Common stock	$0.021	$0.003
Preferred stock	$0.021	$0.003

There are no dilutive shares as the Company has no convertible preferred shares or convertible debentures.

(15)	Other comprehensive income

Other comprehensive income from December 31, 2016 to March 31, 2017 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2016	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077
Other comprehensive income (loss) for the period	(8,628)	159	(22,310)	—	—	(279)	—	(31,058)

As of March 31, 2017	$(8,506)	$(86)	$(54,063)	$(3,558)	$3	$14,864	$27,365	$(23,981)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Other comprehensive income from December 31, 2015 to March 31, 2016 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2015	$(21,590)	$—	$(35,847)	$—	$3	$10,854	$18,394	$(28,186)
Other comprehensive income (loss) for the period	3,094	—	(5,941)	—	—	667	—	(2,180)

As of March 31, 2016	$(18,496)	$—	$(41,788)	$—	$3	$11,521	$18,394	$(30,366)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit or loss:

	For the three months ended March 31,
	2017	2016
Cash flow hedges:
Reclassification during the period to profit or loss	$2,240	$10,159
Effective valuation of cash flow hedges	(10,868)	(7,065)

	$(8,628)	$3,094

Fair value reserves:
Valuations of available-for-sale investments	$159	$—

	$159	$—

Income tax on other comprehensive income:
Reclassification during the period to profit or loss	$(822)	$—
Temporary differences within OCI	822	—

	$—	$—

(16)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of March 31, 2017 and December 31, 2016 are the following:

	Note	March 31, 2017	December 31, 2016
Cash flow hedges – Assets
Fuel price hedges		$14,213	$25,540
Interest Rate		1,660	797

Total	11	$15,873	$26,337

Cash flow hedges – Liabilities
Interest Rate		$—	$20

Total		$—	$20

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Cash flow hedges liabilities are recognized within other liabilities in the Interim Condensed Consolidated Statement of Financial Position.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$14,213	$10,540	$3,673
Interest rate
Assets	$1,660	$—	$1,660

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of March 31, 2017 and 2016, a net gain relating to the hedging instruments of $(8,628) and $3,094, respectively is included in other comprehensive income (see Note 15).

(17)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of March 31, 2017 and December 31, 2016 are the following:

	March 31, 2017	December 31, 2016
Derivatives not designated as hedges – Liabilities:
Derivative contracts of interest rate	$370	$508

Total	$370	$508

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(18)	Offsetting of financial instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of March 31, 2017 and December 31, 2016, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(19)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of March 31, 2017 are as follows:

		March 31, 2017
	Notes	Carrying amount	Fair value
Financial assets
Available-for-sale securities		$117	$117
Derivative instruments	16	15,873	15,873

		$15,990	$15,990

Financial liabilities
Short-term borrowings and long-term debt	13	$3,297,016	$3,266,991
Derivative instruments	17	370	370

		$3,297,386	$3,267,361

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2016 are as follows:

		December 31, 2016
	Notes	Carrying amount	Fair value
Financial assets
Available-for-sale securities		$76	$76
Derivative instruments	16	26,337	26,337

		$26,413	$26,413

Financial liabilities
Short-term borrowings and long-term debt		$3,274,235	$3,241,240
Derivative instruments	16, 17	528	528

		$3,274,763	$3,241,768

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods:

(a)	The fair value of available-for-sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(d)	The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(e)	The Frequent flyer liability is included in the Interim Condensed Consolidated Statement of Financial Position within Air traffic liability. The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of March 31, 2017, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 16)
Aircraft fuel hedges	—	14,213	—	14,213
Interest rate derivatives	—	1,660	—	1,660
Available–for–sale securities	—	117	—	117
Investment	—	19,751	—	19,751
Revalued administrative property (Note 12)	—	148,649	—	148,649

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 17)
Derivative contracts of Interest rates	—	370	—	370
Frequent flyer liability	—	170,928	—	170,928
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	—	3,266,991	—	3,266,991

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2016, which is also the date of valuation:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 16)
Aircraft fuel hedges	—	25,540	—	25,540
Interest rate derivatives	—	797	—	797
Available–for–sale securities	—	76	—	76
Investments	—	19,302	—	19,302
Revalued administrative property (Note 12)	—	149,371	—	149,371

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 16 and 17)
Interest rate derivatives	—	528	—	528
Frequent flyer liability	—	171,848	—	171,848
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	—	3,241,240	—	3,241,240

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(20)	Income tax expense

The major components of income tax expense for the three months period ended March 31, 2017 and 2016 are as follows:

Consolidated Income Statement

	For the three months ended March 31,
	2017	2016
Current income tax:
Current income tax charge	$11,677	$8,513
Deferred tax expense:
Related to origination and reversal of temporary differences	(6,065)	(660)

Income tax expense reported in the income statement	$5,612	$7,853

Consolidated Statement of Other Comprehensive Income
Reserves relating to actuarial gains and losses	$(279)	$667

Income tax charged directly to other comprehensive income	$(279)	$667

The total income tax expense results primarily from taxes levied on Tampa Cargo S.A.S. in Colombia.

(21)	Share based payments

The Company authorized the implementation of an incentive plan (the “Share Based Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Based Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombian Stock Exchange during the 30 calendar days immediately preceding redemption, and COP$5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 years period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Based Plan were modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP$ 1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five years after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Plans. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

As of March 31, 2017, active beneficiaries have been awarded with 13,588,698 units out of 18,026,158 initially approved and issued, and have redeemed 480,025 units, corresponding to the vesting periods March, 15 2012-2013 and March 15, 2013-2014. Total awards to be redeemed as of March 31, 2017 equal to 13,108,673.

A summary of the terms of the awards excluding the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2013	25%	From March 16, 2013 through March 15, 2018
March 15, 2014	25%	From March 16, 2014 through March 15, 2019
March 15, 2015	25%	From March 16, 2015 through March 15, 2020
March 15, 2016	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Participants who are terminated, or resigned, cease to be part of the Share Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of March 31, 2017 and 2016 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of March 31, 2017, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 0.48 to 3.10 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$2,800 in the Colombian Stock Exchange and $7.71 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranche 2, 3, 4, and New Awards

•	Risk free rate of 1.05% to 5.17%

•	Dividend yield of 1.79%

•	Volatility of 45.40% to 54.80%

For the valuation as of March 31, 2016, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 0.98 to 2.48 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$1,900 in the Colombian Stock Exchange and $4.97 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranche 2, 3, 4, and New Awards

•	Risk free rate of 0.69% to 6.90%

•	Dividend yield of 2.63%

•	Volatility of 33.47% to 44.75%

Since Avianca Holdings S.A. has a public traded history of approximately five years for the preferred shares, which is shorter than all the expected terms except for Tranche 1–3 of the original Share Based Plan and Tranche 1 and 2 of the New Awards, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the (income) expense of the Share Based Plan Awards for the period ended March 31, 2017 and 2016 was $739 and $(36), respectively which has been recognized within operating profit. As of March 31, 2017 and December 31, 2016, $423 and $1,115, respectively, is reflected as a current liability on the Interim Condensed Consolidated Statement of Financial Position

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(22)	Provisions for legal claims

As of March 31, 2017 and December 31, 2016, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management has estimated a probable loss of $19,964 and $18,516 respectively. These claims have been accrued for in the Interim Condensed Consolidated Statement of Financial Position within “Provisions for legal claims”.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of March 31, 2017 and December 31, 2016, these contingencies amount to a total of $97,000 and $95,363 respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $65,419 as of March 31, 2017 and $63,972 as of December 31, 2016.

In accordance with IAS 37, proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements.

(23)	Future aircraft leases payments

The Company has 56 aircraft under operating leases with an average remaining lease term of 45 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft
Less than one year	$255,421
Between one and five years	646,007
More than five years	148,540

$1,049,968

During the first quarter of 2017 the Company changed the lease type of 9 Airbus A318, from Operating Lease to Financial Lease.

The Company has seven spare engines under operating leases for its E190 and A320 family aircraft. Future operating lease commitments are as follows:

Engines
Less than 1 year	$3,380
Between 1 and 5 years	6,168
More than five years	2,382

$11,930

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

As of March 31, 2017, the Company had two Airbus A319, one Airbus A330F under operating lease to OceanAir Linhas Aéreas, S.A. and two E-190 to Aeroliteral S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$22,885
Between one and five years	77,319
More than five years	43,744

$143,948

The amount of recognized payments has expenses during three months period ended March 31, 2017 and 2016 are as follows:

	For the three months ended March 31,
	2017	2016
Leases minimum payments	$78,030	$79,596

(24)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 137 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2017 and 2025.

Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has 4 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2017 and 2019 as well as 10 purchase options.

ATR – The Company has up to 15 purchase options.

Other – The Company has 7 firm orders for the acquisition of spare engines with deliveries between 2017 and 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of March 31, 2017, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$128,304	$98,733	$183,367	$224,093	$796,887	$1,431,384
Aircraft acquisition Commitments	$850,510	$605,920	$1,286,964	$1,681,549	$11,388,372	$15,813,314

(25)	Dividends

The following dividends were paid by the Company during the three months ended March 31, 2017, based on retained earnings as of December 31, 2016 and dividends were paid by the Company during the year ended December 31, 2016, based on retained earnings as of December 31, 2015:

	March 31, 2017	December 31, 2016
Dividend - Ordinary shared	$—	$—
Dividend - Preferred shared	—	5,723

Total	$—	$5,723

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 31, 2017, agreed the project for the distribution of profits for the year 2016 as dividend to the shareholders of the Company who will be paid the amount of COP$77 per share. The dividends decreed will be paid in two equal installments of COP$38.5 per share, on July 31 and October 31, 2017.

In March 2016, preferred dividends of $5,723 (COP$50 per share) were declared, and will be paid in four equal installments of COP$12.50 per preferred share. The four installments were paid on April 1, 2016, July 1, 2016, October 7, 2016 and December 16, 2016, based on retained earnings as of December 31, 2015.

During the month of February 2017, the Company declared dividends of $8,400 corresponding to minority interest of LifeMiles B.V. based on profits of the year 2016.

Dividends related to minority interest of Lifemiles BV of $26,100 were declared and paid during 2016. These dividends are distributed as follows: $6,600 based on profits of the year 2015 and $19,500 from anticipated dividends relating to the current period.

(26)	Debt covenants

As of March 31, 2017 and December 31, 2016 the Company did not comply with certain debt covenants, however, the Company did not require waivers from the Financial Institutions since the breached covenants have no possible consequences on acceleration of debt.

(27)	Subsequent events

On May 9, the New York State Supreme Court denied the request made by Kingsland Holdings Limited to anticipate the probationary stage (denominated “expedited discovery”) and accepted the request of Avianca Holdings S.A. to suspend the start of the probationary stage in the same litigation, until the Court decides the petition made by Avianca Holdings S.A. (denominated “motion to dismiss”) to reject the claim filed by Kingsland Holdings Limited.

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